Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13D/A
Under the Securities Exchange Act of 1934

Watford Holdings Ltd.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G94787101
(CUSIP Number)

Arch Capital Group Ltd. Waterloo House, Ground Floor 100 Pitts Bay Road, Pembroke HM 08 Bermuda Attention: Louis Petrillo Telephone: 441 278-9250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2021
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G94787101
(1) Names of reporting persons Arch Capital Group Ltd.
(2) Check the appropriate box if a member of a group	(a) ☒
(see instructions)	(b) ☐
(3) SEC use only
(4) Source of funds (see instructions) AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power 0
(8) Shared voting power 0
(9) Sole dispositive power 0
(10) Shared dispositive power 0
(11) Aggregate amount beneficially owned by each reporting person: None
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11) Not applicable
(14) Type of reporting person (see instructions) CO

CUSIP No. G94787101
(1) Names of reporting persons Arch Reinsurance Ltd.
(2) Check the appropriate box if a member of a group	(a) ☒
(see instructions)	(b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power 0
(8) Shared voting power 0
(9) Sole dispositive power 0
(10) Shared dispositive power 0
(11) Aggregate amount beneficially owned by each reporting person: None
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11) Not applicable
(14) Type of reporting person (see instructions) CO

CUSIP No. G94787101
(1) Names of reporting persons Gulf Reinsurance Limited
(2) Check the appropriate box if a member of a group	(a) ☒
(see instructions)	(b) ☐
(3) SEC use only
(4) Source of funds (see instructions) Not applicable
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization Dubai, United Arab Emirates
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power 0
(8) Shared voting power 0
(9) Sole dispositive power 0
(10) Shared dispositive power 0
(11) Aggregate amount beneficially owned by each reporting person None
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11) Not applicable
(14) Type of reporting person (see instructions) CO

Item 1. Security and Issuer.
This statement relates to the common shares, $0.01 par value per share (“common shares”), of Watford Holdings Ltd., Bermuda company limited by shares (the “Issuer”). The address of the principal executive offices of the Issuer is Waterloo House, 1st Floor, 100 Pitts Bay Road, Pembroke HM 08, Bermuda.
Arch Capital Group Ltd. a Bermuda company limited by shares (“Arch”), Arch Reinsurance Ltd., a Bermuda company limited by shares and a direct wholly-owned subsidiary of Arch (“Arch Re Bermuda”), Gulf Reinsurance Limited (“Gulf Re”), Greysbridge Holdings Ltd. and Greysbridge Ltd., filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on February 19, 2021. This Schedule 13D/A (“Schedule 13D/A”) is being filed to update and supplement information set forth in the Schedule 13D.
Item 2. Identity and Background.
(a) This statement is filed jointly by Arch, Arch Re Bermuda and Gulf Reinsurance Limited (“Gulf Re”) (the “Reporting Persons” and each a “Reporting Person”).

The directors and executive officers of Arch are:

–John M. Pasquesi, Director and Chairman of the Board. Mr. Pasquesi is the Managing Member of Otter Capital LLC, a private equity investment firm.
–John L. Bunce, Jr., Director. Mr. Bunce is Managing Director and Founder of Greyhawk Capital Management, LLC and Managing Director and Founder of Steel Box, LLC.
–Eric W. Doppstadt, Director. Mr. Doppstadt serves as Vice President and Chief Investment Officer of the Ford Foundation.
–Laurie S. Goodman, Director. Ms. Goodman is the Vice President at the Urban Institute and Founder and Co-Director of its Housing Finance Policy Center.
–Marc Grandisson, Director; Chief Executive Officer of Arch.
–Moira Kilcoyne, Director. Ms. Kilcoyne is the owner of MAK Management Consulting.
–Louis J. Paglia, Director. Mr. Paglia is the founding member of Oakstone Capital LLC, a private investment firm.
–Brian S. Posner, Director. Mr. Posner is a private investor and President of Point Rider Group LLC, a consulting and advisory services firm.
–Eugene S. Sunshine, Director
–John D. Vollaro, Director; Senior Advisor of Arch
–Thomas R. Watjen, Director
–François Morin, Executive Vice President, Chief Financial Officer and Treasurer of Arch
–Nicolas Papadopoulo, President and Chief Underwriting Officer of Arch
–Maamoun Rajeh, Chairman and Chief Executive Officer of Arch Worldwide Reinsurance Group
–David E. Gansberg, Chief Executive Officer, Global Mortgage Group
–Christine Todd, Senior Vice President and Chief Investment Officer of Arch and President of Arch Investment Management Ltd.
–Louis T. Petrillo, President and General Counsel of Arch Capital Services LLC

The directors and executive officers of Arch Re Bermuda are:

–Matthew Dragonetti, President and Head of Property for Arch Re Bermuda
–Jerome Halgan, Director; Chief Executive Officer of Arch Re Bermuda
–Pierre Jal, Director; Global Chief Underwriting Officer for Arch Re Bermuda
–Maamoun Rajeh, Director; Chairman

The directors and executive officers of Gulf Re are:

–Mutlaq Alhusyyan, Director. Mr Alhusyyan is VP Principal Investment Division at Gulf Investment Corporation

–Talal Al Tawari, Director. Mr. Al Tawari is Group Head of Global Markets at Gulf Investment Corporation.
–W. Preston Hutchings, Director
–Ian Macdonald, Director. Mr. Macdonald is underwriter Direct and Facultative Property for Arch Re Bermuda.
–Shankar Majrekar, Senior Executive Officer of Gulf Re
–Rizwana Fairoze, Finance Officer of Gulf Re

(b) The address of the principal office of Arch and Arch Re Bermuda, and the business address of each director and executive officer of the foregoing, is Waterloo House, Ground Floor, 100 Pitts Bay Road, Pembroke HM 08, Bermuda. The address of the principal office of Gulf Re, and the business address of each director and executive officer of Gulf Re, is c/o Currency Tower, Level 6, Dubai International Financial Center, Dubai, United Arab Emirates.
(c) Arch provides insurance, reinsurance and mortgage insurance on a worldwide basis through its wholly-owned subsidiaries, including Arch Re Bermuda and Gulf Re.
(d) During the last five years, no Reporting Person, and no executive officer or director of a Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, no Reporting Person, and no executive officer or director of a Reporting Person, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Except as otherwise specified below, each director and executive officer of the Reporting Persons is a citizen of the United States of America.
–Mr. Grandisson is a citizen of Canada
–Mr. Morin is a citizen of Canada
–Mr. Papadopoulo is a citizen of France
–Mr. Hutchings is a citizen of Bermuda
–Mr. Alhusyyan is a citizen of Kuwait
–Mr. Al Tawari is a citizen of Kuwait
–Mr. Macdonald is a citizen of the United Kingdom
–Mr. Majrekar is a citizen of the United Kingdom
–Ms. Fairoze is a citizen of Sri Lanka

Item 3. Source and Amount of Funds or Other Consideration.
Pursuant to that certain Agreement and Plan of Merger dated as of October 9, 2020 (as amended, the “Merger Agreement”) by and among Arch, the Issuer and Greysbridge Ltd. (“Merger Sub”), Arch agreed to acquire all of the common shares of the Issuer not already owned by Arch Re Bermuda at a cash purchase price of $35.00 per common share. On November 2, 2020, Arch assigned all of its rights and obligations under the Merger Agreement to Greysbridge Holdings Ltd. (“Holdco”).
On July 1, 2021, the merger pursuant to the Merger Agreement was consummated. Upon consummation of the merger, Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Holdco. Holdco funded payment of the cash merger consideration due pursuant to the Merger Agreement with the proceeds of equity financing received from Arch Re Bermuda, certain funds managed by Kelso & Company (“Kelso”) and certain funds managed by Warburg Pincus LLC (“Warburg Pincus”). As a result of the equity financing, Greysbridge Holdings Ltd. is no longer a subsidiary of Arch, Arch Re Bermuda owns 40% of Holdco, certain funds managed by Kelso own 30% of Holdco, and certain funds managed by Warburg Pincus own 30% of Holdco. At the effective time of the merger, the directors and officers of Merger Sub immediately prior to the effective time became the directors and officers of the Issuer. The Issuer’s dividend policy with respect to its common shares will be determined by the board of directors of the Issuer. Holders of the Issuer’s preference shares are entitled to the same dividend and other relative rights, preferences, limitations and restrictions after the merger as applied to such preference shares prior to the merger. Following the effectiveness of the merger, the Issuer notified the Nasdaq Global Select Market (“Nasdaq”) of consummation of the merger and, on July 1, 2021, Nasdaq filed a Form 25 to commence delisting of the Issuer’s common shares from Nasdaq. On July 2, 2021, the Issuer notified Nasdaq of its intent to delist the Issuer’s preference shares from Nasdaq. Accordingly, the Reporting Persons expect that the registrations of the Issuer’s common shares and preference shares under the Exchange Act will be terminated pursuant to Section 12(g)(4) of the Exchange Act.
Item 4. Purpose of Transaction.
The purpose of the merger was to enable Holdco to acquire all of the common shares of the Issuer so that Holdco can operate the Issuer as a privately held company while retaining access to the Issuer’s underwriting platform and its licenses in Bermuda, the United States and Europe.
Item 5. Interest in Securities of the Issuer.
(a) As of the date hereof, none of the Reporting Persons owns any common shares of the Issuer and none of the directors or executive officers of the Reporting Persons owns any common shares of the Issuer.

The following table sets forth the beneficial ownership of common shares of the Issuer as of the date hereof by certain persons that may, together with the Reporting Persons, be deemed to comprise a group within the meaning of section 13(d)(3) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the securities of the Issuer owned of record, or deemed beneficially owned by such persons, and inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for any purpose.

Name of beneficial owner	Number of common shares	Percentage of outstanding common shares
Greysbridge Holdings Ltd.	1	100%
The information contained in Item 3 above is incorporated herein by reference.

(b) The information set forth in items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c) On July 1, 2021, in connection with the acquisition of the Issuer by Greysbridge Holdings Ltd., Arch Re Bermuda transferred the 2,039,200 common shares of the Issuer owned by Arch Re Bermuda to Greysbridge Holdings Ltd. in a transaction valued at $35.00 per share.
(d) Not applicable.
(e) July 1, 2021.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information contained in Items 3, 4 and 5 above is incorporated herein by reference. Except as described in Items 3, 4 and 5 above, to each Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARCH CAPITAL GROUP LTD.

Date: July 7, 2021	By:	/s/ François Morin
	Name:	François Morin
	Title:	Executive Vice President & Chief Financial Officer

ARCH REINSURANCE LTD.

	By:	/s/ Jerome Halgan
	Name:	Jerome Halgan
	Title:	Chief Executive Officer

GULF REINSURANCE LIMITED

	By:	/s/ W. Preston Hutchings
	Name:	W. Preston Hutchings
	Title:	Director